

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 10, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the PIMCO Enhanced
Short Maturity Active ESG Exchange-Traded Fund, $0.001 par value per share of
PIMCO ETF Trust under the Exchange Act of 1934.

Sincerely,

Ben Sayr